March 4, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SCP Private Credit Income BDC LLC – File No. 814-01294

Rule 17g-1(g) Fidelity Bond Filing

Dear Sir or Madam:

Enclosed for filing, on behalf of SCP Private Credit Income BDC LLC (the “Company”), pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, please find the following:

(i) a copy of the joint fidelity bond covering the Company, SLR Investment Corp. (“SLR Investment”), SLR Private Credit BDC II LLC (“PC BDC II”) and SLR HC BDC LLC (“HC BDC”), which includes a statement as to the period for which premiums have been paid (the “Fidelity Bond”) (attached as Exhibit A);

(ii) a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid (attached as Exhibit B);

(iii) a copy of the Agreement Regarding the Allocation of Fidelity Bond Recoveries by and among the Company, SLR Investment, PC BDC II and HC BDC (attached as Exhibit C); and

(iv) a statement showing the amount of a single insured bond, which each of the Company, SLR Investment, PC BDC II and HC BDC would have been required to provide and maintain had each of the Company, SLR Investment, PC BDC II and HC BDC not been named as a joint insured under the Fidelity Bond (attached as Exhibit D).

Very truly yours,

SCP PRIVATE CREDIT INCOME BDC LLC

/s/ Shiraz Y. Kajee
Shiraz Y. Kajee
Chief Financial Officer and Treasurer

Enclosures

Exhibit A

This certifies that, pending issuance of policy number 6052506013 in the form described below, Continental Casualty Company is hereby binding the coverage described as follows:

Insured:	Producer

SLR Capital Partners, LLC (f/k/a Solar Capital Partners, LLC 500 PARK AVENUE, 5TH FLOOR, NEW YORK, NY 10022-1606	AON RISK SERVICES NORTHEAST, INC. 165 BROADWAY STE 3201, ONE LIBERTY PLAZA NEW YORK, NY 10006-1404 212-769-6422 Attn: Will O’Mara

Policy Period: From 03/01/2025 to 03/01/2026

Binder Period: This binder remains in effect until the date policy is issued

Quote Number: 6052506013
Product: FI Bond Form No. 14	Form: TSB-5062-C

The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $5,000,000.

The Single Loss Limit of Liability applicable to each of Insuring Agreements (A), (B), (C) and (F) is $5,000,000 and the Single Loss Deductible applicable to each of Insuring Agreements (A), (B), (C) and (F) is $50,000.

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D) - Forgery or Alteration	$5,000,000	$50,000
Insuring Agreement (E) - Securities	$5,000,000	$50,000
Optional Insuring Agreements and Coverages:
Audit Expenses Coverage Rider	$100,000	$10,000
Claims Expenses Coverage Rider	$100,000	$10,000
Asset Manager Fidelity Bond Enhancement Rider
Client Capital Insuring Agreement	$5,000,000	$50,000
Computer to Computer Systems Fraud-Misappropriated Access Credentials	$5,000,000	$50,000
Computer to Computer Systems Fraud-Hacker or Interloper or Virus	$5,000,000	$50,000
Fraudulent Transfer Instructions-Funds Transfer Fraud	$5,000,000	$50,000
Data or Computer Programs- Destruction or Theft	$5,000,000	$50,000
Social Engineering Fraud Insuring Agreement	$1,000,000	$50,000

If Not Covered is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Premium: $20,000.00

Surcharges/Taxes: NONE

Endorsements Attached:

Endorsement Number	Ed. Date	Endorsement Name
CNA101003XX	06-2022	Audit Expenses Coverage Rider
CNA101013XX	06-2022	Amend Discovery Section Rider
CNA101015XX	12-2023	Amend Termination or Cancellation Section Rider
CNA101020XX	06-2022	Claim Expenses Coverage Rider
CNA101021XX	06-2022	Amend Exclusion J Rider
CNA101027XX	06-2022	Amend Insuring Agreement A Fidelity (Third Party Benefit)
CNA101052XX	06-2022	Amend Insuring Agreement (F) Counterfeit Money Rider
CNA101070XX	03-2023	ERISA Dishonesty Coverage Rider
CNA105767XX	03-2023	Notice of Claim Rider
CNA106222XX	07-2023	Data Breach expense and Confidential Information Exclusion Rider
CNA92544XXC	12-2023	Asset Manager Fidelity Bond Enhancement Rider
CNA92599XX	06-2022	Amend Notice/Proof Legal - Proceedings Against Underwriter Provision Rider (Variable Days)
CNA94655XX	06-2022	Cryptocurrency & NFT Exclusion Rider
SR5019B	01-2008	Adding or Deducting Insureds Rider
SR5769DC	05-2011	NYSE Cancelation Rider
SR5967E	10-1987	Central Handling of Securities Rider
SR6180D	01-2009	New York Statutory Rider/Endorsement
SR6332	07-2017	New York Rider

Binder

SLR Capital Partners, LLC (f/k/a Solar Capital Partners, LLC

FI Bond Form No. 14

It is expressly stipulated that, except as otherwise provided herein, the coverage provided by this binder is subject to all of the terms and conditions provided in the policy form noted above as issued by Continental Casualty Company.

This binder may be canceled at any time by the insured by giving written notice of cancellation to Continental Casualty Company. This binder shall terminate automatically at its expiration as noted in the outlined terms.

A short-rate premium charge will be made for this binder unless a policy is issued by Columbia Casualty Company subject to the terms outlined above. Continental Casualty Company reserves the right to modify the final terms and conditions upon review of the information received in satisfaction of the aforementioned conditions.

Continental Casualty Company

By:

Michael Straky

Underwriting Consltg Dir

212-440-3434 Fax:

Michael.Straky@cna.com

Dated: 02/25/2025

FI Bond Form No. 14 Bond

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)

Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; and

(2)	to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured’s loss results directly or indirectly from:

(a)

Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

(b)	trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B)	(1) Loss of items enumerated in the definition of Property resulting directly from:

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b)

theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2)

Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

(a)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b)	the loss is not caused by fire.

IN TRANSIT

(C)

Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1)	a Messenger, or

(2)	a Transportation Company and being transported in an armored motor vehicle, or

(3)

a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(a)

Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored,

Form No: TSB5062C (01-2011)	Bond No: 6052506013
Bond; Page: 1 of 13	Bond Effective Date: 03/01/2025
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 5 of 54

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FI Bond Form No. 14 Bond

and

(b)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c)	Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D)	Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

(1)	Negotiable Instrument (except an Evidence of Debt),

(2)	Certificate of Deposit,

(3)	Letter of Credit,

(4)	Withdrawal Order,

(5)	receipt for the withdrawal of Property, or

(6)	instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured’s having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E)	Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:
(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Certificate of Deposit; or

(d)	Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

(3)

acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured’s having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F)

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

Form No: TSB5062C (01-2011)	Bond No: 6052506013
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Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 6 of 54

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GENERAL AGREEMENTS

NOMINEES

A.

This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an Insured and not named as an Insured hereunder unless:

(1)	such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2)	such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES-

CONSOLIDATION, MERGER OR PURCHASE OF

ASSETS-NOTICE

B.

If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1)	has occurred or will occur in offices or premises,

(2)	has been caused or will be caused by an employee or employees of such institution, or

(3)	has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP-NOTICE

C.

When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E.

Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute

Form No: TSB5062C (01-2011)	Bond No: 6052506013
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Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 7 of 54

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knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST

INSURED-ELECTION TO DEFEND

F.

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED’S ERISA PLANS

G.

If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

(1)	the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

(a)

the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold “employer securities” within the meaning of section 407(d)(1) of ERISA; or

(b)

the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds “employer securities” within the meaning of section 407(d)(1) of ERISA;

(2)

notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

Form No: TSB5062C (01-2011)	Bond No: 6052506013
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Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 8 of 54

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(3)

if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)	Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(b)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by a Written instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c)	Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d)	Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e)

Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured’s Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f)	Employee means:

(1)	a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

(i)	whom the Insured directly compensates by wages, salaries or commissions, or

(ii)	who is compensated by an employment agency which is paid by the Insured for providing such person’s services for work at or in the Insured’s offices or premises covered hereunder;

(2)

a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(3)

an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4)

an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

(5)	a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g)	Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or

Form No: TSB5062C (01-2011)	Bond No: 6052506013
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Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 9 of 54

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purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(h)

Financial Interest in the Insured of the Insured’s general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)

as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i)

the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii)

the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond; provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners or Members the value of such limited partners’ or Members’ investment in the Insured.

(i)	Forgery means:

(1)	affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2)	affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j)

Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k)

Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l)	Loan means all extensions of credit by the Insured and all transactions creating a creditor

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Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 10 of 54

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relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m)	Member means a natural person who has an ownership interest in a limited liability company.

(n)

Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p)	Negotiable Instrument means any writing:

(1)	signed by the maker or drawer;

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3)	payable on demand or at a definite time; and

(4)	payable to order or bearer.

(q)	Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r)	Partner means a natural person who:

(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s)

Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t)	Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u)

Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers’ property or which provides freight forwarding or air express services.

(v)	Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

(w)	Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a)	loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)	loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

(d)

loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e)

loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase,

Form No: TSB5062C (01-2011)	Bond No: 6052506013
Bond; Page: 7 of 13	Bond Effective Date: 03/01/2025
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 11 of 54

Copyright, The Surety Association of America, 2011

FI Bond Form No. 14 Bond

discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f)	loss resulting from any violation by the Insured or by any Employee:

(1)

of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)

loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)

loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)

loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)

damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)	loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1)	in obtaining credit or funds,

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)

loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1)	kidnapping,

(2)	payment of ransom,

(3)	threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4)

actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement

Form No: TSB5062C (01-2011)	Bond No: 6052506013
Bond; Page: 8 of 13	Bond Effective Date: 03/01/2025
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 12 of 54

Copyright, The Surety Association of America, 2011

FI Bond Form No. 14 Bond

(A);

(n)

loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o)

loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q)

loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while:

(1)	in the mail,

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3)	while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)

damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u)	all fees, costs and expenses incurred by the
Insured:

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)	indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w)	loss resulting directly or indirectly from the Insured’s accepting checks payable to an organization for deposit into an account of a natural person;

(x)

loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y)

loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time,

Form No: TSB5062C (01-2011)	Bond No: 6052506013
Bond; Page: 9 of 13	Bond Effective Date: 03/01/2025
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 13 of 54

Copyright, The Surety Association of America, 2011

FI Bond Form No. 14 Bond

whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from:

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

Form No: TSB5062C (01-2011)	Bond No: 6052506013
Bond; Page: 10 of 13	Bond Effective Date: 03/01/2025
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 14 of 54

Copyright, The Surety Association of America, 2011

FI Bond Form No. 14 Bond

NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)

If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or

Form No: TSB5062C (01-2011)	Bond No: 6052506013
Bond; Page: 11 of 13	Bond Effective Date: 03/01/2025
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 15 of 54

Copyright, The Surety Association of America, 2011

FI Bond Form No. 14 Bond

repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT- SUBROGATION- RECOVERY

Section 7.

(a)

In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)

Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)

The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION

Section 8. Upon the Underwriter’s request and at reasonable times and places designated by the

Underwriter the Insured shall:

(a)	submit to examination by the Underwriter and subscribe to the same under oath;

(b)	produce for the Underwriter’s examination all pertinent records; and

(c)	cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the

Form No: TSB5062C (01-2011)	Bond No: 6052506013
Bond; Page: 12 of 13	Bond Effective Date: 03/01/2025
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 16 of 54

Copyright, The Surety Association of America, 2011

FI Bond Form No. 14 Bond

potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a)	60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b)	immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c)	immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d)	immediately upon a Change in Control of the first named Insured;

(e)	immediately upon exhaustion of the Aggregate Limit of Liability; or
(f)	immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page

Form No: TSB5062C (01-2011)	Bond No: 6052506013
Bond; Page: 13 of 13	Bond Effective Date: 03/01/2025
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 17 of 54

Copyright, The Surety Association of America, 2011

FI Bond Form No. 14 Policy Endorsement

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.

Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.

Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.

Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.

Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: G145184A (06-2003)	Bond No: 6052506013
Policy Endorsement; Page: 1 of 1	Bond Effective Date: 03/01/2025
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 18 of 54

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, the bond is amended as follows:

I.	Insuring Agreement (A) Fidelity set forth in the Section entitled Insuring Agreements is amended to add the following:

•

Reasonable and necessary expenses incurred and paid by the Insured, for that part of the cost of audits or examination required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss payable pursuant to the paragraph above, up to the amount of $100,000 with respect to any Single Loss, which amount will be:

(a)	part of and not in addition to the Single Loss Limit of Liability shown in Item 4 of the Declarations for the Fidelity Insuring Agreement; and

(b)	subject to the Single Loss Deductible shown in Item 4 of the Declarations

II.	Solely with respect to the coverage afforded under this rider, exclusion

(u)	set forth Section 2, Exclusions of the Section entitled Conditions and Limitations is deleted and replaced with the following: (u) all fees, costs and expenses incurred by the Insured:

(1)	in establishing the existence or amount of loss covered under this bond, except to the extent covered under Insuring Agreement (A) Fidelity, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered under this bond;

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101003XX (06-2022)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 19 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, Section 3, Discovery of the Conditions and Limitations is deleted and replaced with the following:

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when Chief Executive Officer, Chief Financial Officer, or General Counsel (or equivalent position) of the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of such loss may not then be known.

Discovery also occurs when Chief Executive Officer, Chief Financial Officer, or General Counsel (or equivalent position) receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101013XX (06-2022)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 20 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, Section 13, Termination or Cancelation set forth in the Conditions and Limitations is deleted and replaced with the following:

This bond terminates as an entirety upon occurrence of any of the following:

(a)	ninety (90) days after the receipt by the SLR Capital Partners, LLC (f/k/a Solar Capital Partners, LLC of a Written notice from the Underwriter of its desire to cancel this bond;

(b)	immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c)	immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d)	immediately upon the taking over of the Insured by another institution;

(e)	immediately upon exhaustion of the Aggregate Limit of Liability; or

(f)	immediately upon expiration of the Bond Period as set forth in Item 2. of the Declarations.

This bond terminates as to any Employee, or any partner, officer or employee of any Electronic Data Processor:

(a)

as soon as any Insured, or any director or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person; or

(b)	fifteen (15) days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

With respect to any Employee as to whom this bond is terminated or canceled as a result of the Insured learning of a dishonest or fraudulent act, the Underwriter agrees to fully reinstate coverage automatically, without specific submission and approval of the Underwriter, if:

(a)	the Employee’s department recommends that the Employee be reinstated;

(b)	such recommendation is approved by Chief Executive Officer, Chief Financial Officer, or General Counsel (or equivalent position); and

(c)	the dishonest or fraudulent act(s) resulted in a loss of less than twenty five thousand dollars ($25,000).

Provided, however, these provisions shall not apply if such dishonest or fraudulent act(s) occurred in the course of, or in connection with such Employee’s current or prior employment with the Insured.

The Insured agrees to keep full written records concerning the above dishonest or fraudulent act(s) and make these records available to the Underwriter upon request with all approvals signed and dated by the approving persons concerned.

Form No: CNA101015XX (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 2		Bond Page: 21 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101015XX (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 2 of 2		Bond Page: 22 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, the bond is amended as follows:

I.	Insuring Agreement (A) Fidelity set forth in the Section entitled Insuring Agreements is amended to add the following paragraph:

•

Reasonable and necessary claim expenses incurred and paid by the Insured, with prior approval from the Underwriter, in preparing any claim for a loss payable pursuant to the paragraph above, up to the amount of $100,000 with respect to any Single Loss, which amount will be:

(a)	part of and not in addition to the Single Loss Limit of Liability shown in Item 4 of the Declarations for the Fidelity Insuring Agreement; and

(b)	subject to the Single Loss Deductible shown in Item 4 of the Declarations

Such claim expenses include, but are not limited to, expenses incurred by the Insured for audits or examinations required by state or federal supervisory authorities to be conducted either by such authorities or by independent accountants as the result of loss sustained by the Insured in excess of the applicable Single Loss Deductible.

II.

Solely with respect to the coverage afforded under this rider, exclusion (u) set forth Section 2, Exclusions of the Section entitled Conditions and Limitations is deleted and replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured:

(1)	in establishing the existence or amount of loss covered under this bond, except to the extent covered under Insuring Agreement (A) Fidelity, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered under this bond;

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101020XX (06-2022)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 23 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

It is agreed that Exclusion J set forth in Section 2, Exclusions of the Conditions and Limitations is deleted and replaced with the following:

(j)

damages resulting from any civil, criminal or other legal proceeding in which the Insured has been adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101021XX (06-2022)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 24 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, Insuring Agreements A, Fidelity, is deleted and replaced with the following: Fidelity

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee of the Insured, whether committed alone or in collusion with others, with the intent:

(a)	to cause the Insured to sustain such loss, or

(b)	to obtain Financial Benefit for the Employee of the Insured, or another person or entity acting in collusion with such Employee.

Notwithstanding the foregoing, however, it is agreed that with regard to Trading and Lending, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee of the Insured, provided that

(a)	the Employee acted with the intent to cause the Insured to sustain a loss and to obtain a Financial Benefit

(i)	for the Employee, or

(ii)	another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion; or

(b)

such acts result in the intentional transfer of Funds or Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not entitled to such Funds or Property, and which Funds or Property are not recoverable by the Insured.

As used throughout this Insuring Agreement (A):

Financial Benefit does not include any employee benefits, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing, or pensions, and the term “Funds or Property” does not include any Loan.

Lending means the process by which a Loan is made.

Trade means any actual, fictitious, genuine or non-genuine, authorized or unauthorized purchase (other than any repurchase agreement or reverse repurchase agreement), exchange or sale transaction, with or without the knowledge of the Insured in the name of the Insured or otherwise, whether or not represented by any indebtedness or balance shown to be due by the Insured on any account.

Trading means the process by which a Trade is made.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101027XX (06-2022)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 25 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, Insuring Agreement (F) Counterfeit Money is deleted and replaced with the following:

Counterfeit Money

(F)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of any country in the world.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101052XX (06-2022)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 26 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, the bond is amended as follows:

I.	Solely with respect to the coverage provided by this Rider, Item 4. of the Declarations is amended to include the following Schedule of Coverage:

EMPLOYEE BENEFIT PLANS

Single Loss Limit of Liability
$5,000,000

II.	Insuring Agreements is amended to add the following Insuring Agreement:

•	Employee Benefit Plans

Loss of Property incurred by an Employee Benefit Plan resulting directly from Fraud or Dishonesty committed by a Covered Person.

III.

Solely with respect to the coverage provided by this Rider, the second paragraph of Section B, Additional Offices Or Employees - Consolidation, Merger Or Purchase Of Assets - Notice of the General Agreements is deleted and replaced with the following:

Consolidation and Merger

If the Insured shall, during the Bond Period, consolidate or merge with, or purchase or acquire assets or liabilities of, some other entity, any additional persons become Covered Persons:

A.

provided, the first named Insured must give the Underwriter written notice and obtain the Underwriter’s written consent to extend this bond to such additional Covered Persons. The Underwriter may condition its consent upon payment of an additional premium; and

B.

for the first 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, any insurance afforded for Covered Persons also applies to these additional Covered Persons for acts committed or events occurring within said 60 day period.

IV.	General Agreement G, Insured’s ERISA Plans set forth in the General Agreements is deleted.

V.	Solely for the purposes of the coverage provided by the Employee Benefit Plans Insuring Agreement, Insured means the entity listed on Item 1. of the Declarations and any Employee Benefit Plan.

VI.	Solely with respect to the coverage provided by this Rider, Section 1, Definitions set forth in the Conditions and Limitations, is amended to add the following definitions:

•	Covered Person means any natural person who is:

1.	a trustee, officer, Employee, administrator or manager, except an administrator or manager who is an independent contractor, of any Employee Benefit Plan; and

2.	a director, officer, Employee or trustee of an Insured, but only while that person is handling Property of an Employee Benefit Plan.

Covered Person does not include any agent, broker, person leased to an Insured or the Employee Benefit Plan by a labor leasing firm, factor, commission merchant, consignee, independent contractor or representative of the same general character.

Form No: CNA101070XX (03-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 4		Bond Page: 27 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

•

Employee Benefit Plan means any welfare or pension benefit plan sponsored by any entity listed on Item 1. of the Declarations that is subject to the Employee Retirement Income Security Act of 1974 as amended, (“ERISA”).

•

Fraud or Dishonesty means larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or any other fraudulent or dishonest act, including acts prohibited by title 18, section 1954 of the U.S. Code.

VII.	Solely with respect to the coverage provided by this Rider, Section 2, Exclusions set forth in the Conditions and Limitations is amended as follows:

A.	Exclusions (a); (d); (h); (n); (p); (u)(1); (y); (bb) and (cc) are deleted.

B.	The following exclusions are added:

This bond does not cover:

•	Acts Committed by an Insured

loss as a result of any dishonest act committed by an Insured whether acting alone or in collusion with other persons. Provided that, this exclusion does not affect coverage for loss under the Employee Benefit Plans Insuring Agreement caused by the acts of Covered Persons;

•	Confidential Information

loss as a result of the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal information, personally identifiable information, customer lists and intellectual property; provided, however that this exclusion will not apply to loss that is otherwise covered under the Employee Benefit Plan Insuring Agreement caused by a Covered Person’s access to, use of, or disclosure of confidential information to commit acts of Fraud or Dishonesty;

•	Inventory Shortages

loss for which the proof of its existence or the amount is dependent upon:

a.	an inventory computation; or

b.	a profit and loss computation.

However, where the Insured establishes wholly apart from such computations that the Insured has sustained a loss, then the Insured may offer its inventory records to support the amount of loss claimed;

•	Negligence

loss as a result of the negligence of a Covered Person;

•	Prior Dishonesty

loss as a result of the dishonest or fraudulent acts of a Covered Person if the Insured, or any Employee, trustee, fiduciary or plan administrator of an Employee Benefit Plan who is not in collusion with such Covered Person, knows or knew prior to such loss of any prior dishonest or fraudulent act committed by such person, whether in the employment of the Insured or any Employee Benefit Plan or otherwise, whether or not of the type covered under this bond and without regard to whether the knowledge was obtained before or after the commencement of the Bond Period;

VIII.	The Conditions and Limitations is amended to add the following:

•	Employee Benefit Plans

Form No: CNA101070XX (03-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 2 of 4		Bond Page: 28 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

A.

The first named Insured must purchase a Limit of Liability applicable to the Employee Benefit Plan Insuring Agreement that is at least equal to the minimum amount required by ERISA for any Employee Benefit Plan. If Employee Benefit Plans are insured jointly with any other entity under this bond, the limit must be at least equal to the minimum amount required by ERISA if each Plan were insured independently. If, during the Bond Period, it is determined that the applicable Limit of Liability as set forth in the Declarations was less than the amount required by ERISA on the effective date of this bond, then, at the request of the first named Insured during the Bond Period, and subject to the payment of any additional premium, the applicable Limit of Liability may be amended to equal the minimum amount required by ERISA.

B.

Solely with respect to loss incurred under the Employee Benefit Plans Insuring Agreement, payment for all covered loss will be to the Employee Benefit Plan. If such payment is in excess of the limit required under ERISA, such excess will be held for the use and benefit of any other Employee Benefit Plan sustaining such loss.

C.	If two or more Employee Benefit Plans are insured under this bond any payment the Underwriter makes for loss:

1.	sustained by two or more Employee Benefit Plans; or

2.	of commingled funds or Property of two or more Employee Benefit Plans that arises out of one Single Loss and cannot be allocated specifically to any one Employee Benefit Plan, is to be shared by each Employee Benefit Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each such Employee Benefit Plan bears to the total of those limits.

D.

If this bond is canceled or terminated as to any covered Employee Benefit Plan, then the Extended Period To Discover Loss set forth in Section VIII, of this Rider applies separately to such Employee Benefit Plan.

IX.	Section 3, Discovery of the Conditions and Limitations is amended to add the following:

•	Extended Period To Discover Loss

A.

The Underwriter will pay for loss that the Employee Benefit Plan sustained prior to the effective date of termination or cancellation of the Bond Period, which is discovered by the Employee Benefit Plan within one year following the date of termination or cancellation.

B.

However, this extended period to discover loss terminates immediately upon the effective date of any other insurance obtained by the first named Insured that offers the same coverage afforded by this bond in an amount no less than the minimum amount required under ERISA section 412 and provides coverage for loss sustained prior to its effective date.

X.

Solely with respect to the coverage provided by this Rider, the paragraph entitled Single Loss Defined set forth in Section 4, Limit Of Liability, of the Conditions and Limitations is amended to add the following:

Under the Employee Benefit Plans Insuring Agreement, Single Loss means all loss caused by, or involving, any one Covered Person, acting alone or in collusion with others.

XI.	Section 12, Deductible Amount of the Conditions and Limitations is amended to add the following:

No Single Loss Deductible amount will apply to the Employee Benefit Plan Insuring Agreement.

XII.

Solely with respect to the coverage provided by this Rider, the second and third paragraphs of Section 13, Termination Or Cancellation of the Conditions and Limitations are deleted and replaced with the following:

Coverage under this bond is canceled as to any Covered Person:

Form No: CNA101070XX (03-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 3 of 4		Bond Page: 28 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

A.

Immediately upon discovery by the Insured or by any Employee, trustee, fiduciary or plan administrator of any Employee Benefit Plan who is not in collusion with the Covered Person, of any dishonest act committed by that Covered Person whether before or after becoming a Covered Person. Whether such discovery occurs prior to or after commencement of this bond, there is no coverage under the bond for loss resulting from acts committed by that Covered Person after the date of such discovery.

B.

On the date specified in a notice mailed to the first named Insured. That date will be at least 30 days after the date of mailing. The mailing of notice to the first named Insured at the last mailing address known to the Underwriter will be sufficient proof of notice. Delivery of notice is the same as mailing.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101070XX (03-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 4 of 4		Bond Page: 28 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, the Declarations of the Bond is amended to add the following:

• Item 9: Notice of claim should be sent to:	CNA - Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Fax: 866-773-7504
Email: SpecialtyNewLoss@cna.com

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA105767XX (03-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 31 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, the Conditions and Limitations of this bond is amended as follows:

I.	Exclusion (bb) in Section 2, Exclusions is deleted and replaced with the following:

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer’s personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the Insured or held by the Insured in any capacity, including concurrently with another person or entity. Provided however, this exclusion shall not apply to the extent that any unauthorized use or disclosure of such confidential information directly results in a loss otherwise meeting the terms, conditions, and limitations of this bond.

II.	The following new Section is added:

As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses; fines; penalties; expenses to comply with federal and state laws and Payment Card Industry Data Security Standards, if applicable; and expenses related to notifying affected individuals when the affected individuals’ personally identifiable financial or medical information were stolen, accessed, downloaded or misappropriated while in the Insured’s care, custody or control.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA106222XX (07-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 32 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, the bond is amended as follows:

I.	Solely with respect to the coverage afforded under this Rider, Item 4. of the Declarations is amended to include the following Schedule of Coverage:

CLIENT CAPITAL INSURING AGREEMENT

Single Loss Limit of Liability	Single Loss Deductible
$5,000,000	$50,000

CYBER CRIME COVERAGE INSURING AGREEMENT

Coverage:	Single Loss Limit of Liability	Single Loss Deductible	Verified Payment Order Amount
1. Computer to Computer Systems Fraud- Misappropriated Access Credentials	$5,000,000	$50,000	N/A
2. Computer to Computer Systems Fraud- Hacker or Interloper or Virus	$5,000,000	$50,000	N/A
3. Fraudulent Transfer Instructions- Funds Transfer Fraud	$5,000,000	$50,000	$1,000,000
4. Data or Computer Programs- Destruction or Theft	$5,000,000	$50,000	N/A

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT

Single Loss Limit of Liability	Single Loss Deductible	Amount Over Which a Verification Procedure is Required
$1,000,000	$50,000	$50,000

II.	The Insuring Agreements is amended to add the following new Insuring Agreements:

•	Client Capital

Loss of Client Capital, including loss of Client Capital held by the Insured in its capacity as a fiduciary of Client Capital, resulting directly from dishonest or fraudulent acts committed by an Employee, wherever committed and whether committed alone or in collusion with others.

Such dishonest and fraudulent acts must be committed by the Employee with the intent to cause the Client to sustain such loss and must result in an improper financial benefit to either such Employee or other natural person acting in collusion with such Employee.

As used in this Insuring Agreement, improper financial benefit shall not include any employee benefits earned in the normal course of employment including salaries, commissions, fees, bonuses, promotions awards, profit sharing, or pensions.

Form No: CNA92544XXC (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 11		Bond Page: 33 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

•	Cyber Crime Coverage

1.	Computer to Computer Systems – Fraud Misappropriated Access Credentials

Loss resulting directly from the transfer of Money or Uncertificated Securities from a Customer’s account with the Insured by the Insured’s Computer with no action, authorization or intervention taken by an Employee. Such transfer must be caused directly by the use of any Computer to gain unauthorized access into the Insured’s Computer through a Network by misappropriating and using the Access Credentials of the Customer, thereby causing the Computer to effect such transfer.

It shall be a condition precedent to coverage under this Computer to Computer Systems Fraud-Misappropriated Access Credentials Insuring Agreement that the Insured must have previously established Security Procedures between the Insured and such Customer.

2.	Computer to Computer Systems Fraud – Hacker of Interloper or Virus

Loss resulting directly from the transfer of Money or Uncertificated Securities from an account of the Insured or a Customer’s account with the Insured by the Insured’s Computer with no action, authorization or intervention taken by an Employee. Such transfer must be caused directly by the unauthorized entry of Data or Computer Programs into the Insured’s Computer through a Network by a hacker, interloper or virus without the use of Access Credentials, thereby causing the Computer to effect such transfer.

3.	Fraudulent Transfer Instructions – Funds Transfer Fraud

Loss resulting directly from an Employee having, in good faith, initiated, authorized or taken action to assist the transfer of Money or Securities on deposit in a Customer’s account with the Insured in reliance upon a fraudulent Payment Order transmitted to the Insured via the Insured’s on-line banking system, telefacsimile device, telephone, or electronic mail; provided:

(a)	the fraudulent Payment Order purports, and reasonably appears, to have originated from:

(i)	such Customer;

(ii)	an Employee acting on instructions of such Customer; or

(iii)	another financial institution on behalf of such Customer and authorized to make such Payment Order; and

(b)	the sender of the fraudulent Payment Order confirmed the identity of the Customer with the Access Credentials of such Customer; and

(c)	the sender was not, in fact, such Customer, and was not authorized to act on behalf of such Customer, and was not an Employee; and

(d)	the Payment Order was received by an Employee specifically authorized by the Insured to receive and act upon such Payment Order.

Provided that prior to the Insured making payment in excess of the Verified Payment Order Amount:

(i)

the Insured must have verified the Payment Order via a call back to a previously agreed upon telephone number or other out of band verification procedure as set forth in the Insured’s Written agreement with such Customer; and

(ii)	the Insured shall have preserved a contemporaneous record of the call back or other out of band verification of the Payment Order which verifies use of the Access Credentials of the Customer.

In the event that the Insured fails to perform the required call back or other out of band verification for the transfer of Money or Securities in excess of the Verified Payment Order Amount, the Underwriter shall not be liable for any loss in excess of such amount.

Form No: CNA92544XXC (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 2 of 11		Bond Page: 2 of 53
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

4.	Data or Computer Programs – Destruction or Theft

(a)

Loss resulting directly from the malicious modification, manipulation, destruction of, or damage to, Data or Computer Programs owned by the Insured or for which the Insured is legally liable for such destruction or damage while stored within the Insured’s Computer;

(b)

Loss resulting directly from the robbery, burglary, larceny, theft, misplacement or mysterious unexplainable disappearance of Data or Computer Programs owned by the Insured or for which the Insured is legally liable;

As used in this Insuring Agreement, Loss means, and is limited to, the cost of duplication of such Data or Computer Programs from other Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

•	Social Engineering Fraud

Loss of Money or Securities resulting directly from an Insured having, in good faith, transferred, paid or delivered Money or Securities from such Insured’s account as a result of Social Engineering Fraud committed by a person or entity, who is not, but purports to be a Vendor, Employee, Customer or Transactional Counterparty; provided that prior to the Insured making payment in excess of the Amount Over Which a Verification Procedure is Required:

1.	that the Insured performed a Verification Procedure; and

2.	the Verification Procedure was recorded, logged, or otherwise documented by the Insured.

In the event that the Insured failed to perform the required Verification Procedure for the transfer, payment or delivery of Money or Securities in excess of the Amount Over Which a Verification Procedure is Required the Underwriter shall not be liable for any loss in excess of such amount.

III.	Section 1. Definitions of the Conditions and Limitations is amended as follows:

A.	Solely with respect to the coverage provided by the Client Capital Insuring Agreement, the following new definitions are added:

•	Client means any entity, organization or natural person that:

1.	has an account;

2.	is in the process of opening an account; or

3.	has been informed by, and reasonably believes that, an Employee has opened, or is in the process of opening, an account on their behalf, with the Insured.

•	Capital means Money, Securities, or precious metals.

B.	Solely with respect to the coverage provided by the Cyber Crime Coverage Insuring Agreement and the Social Engineering Fraud Insuring Agreement the following new definitions are added:

•

Access Credentials means information, items or identifying characteristics provided by the Customer to the Insured as part of a submission of a Payment Order or to gain access to the Insured’s Computer, and used by the Insured or Insured’s Computer to authenticate the Customer’s identity, including, but not limited to, passwords, personal identification numbers, shared secrets, tokens and biometrics.

Form No: CNA92544XXC (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 3 of 11		Bond Page: 3 of 53
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

•

Callback Verification means a verbal conversation using a Pre-Determined Telephone Number, or another pre-established commercially reasonable out of band verification procedure, to verify the identity of the Vendor or Employee and the authenticity of the Communication.

•	Communication means an electronic, telefacsimile, telephone or Written instruction received by the Insured that:

1.	establishes or changes the method, destination or account for payment or delivery of Money or Securities;

2.	contains a misrepresentation of a material fact; and

3.	is relied upon by any Employee, believing it to be true.

•

Computer means an electronic device or a group of devices that are capable of receiving Data and performing a sequence of operations in accordance with a Computer Program to produce a result in the form of information or signals.

•	Computer Program means a set of related electronic instructions which direct the operations and functions of a Computer that enables the Computer to receive, process, store or send Data.

•

Customer means a natural person or entity who has a Written agreement with the Insured signed by such natural person or entity. Solely with respect to Fraudulent Transfer Instructions – Funds Transfer Fraud coverage, the Written agreement must contain the terms of the Security Procedures.

•	Data means facts or information converted in a form usable in a Computer by a Computer Program and capable of being stored in a Computer.

•	Insured’s Computer means a Computer or system of Computers:

1.	owned by the Insured;

2.	for which the Insured controls access; or

3.

housed and maintained by a third party service provider pursuant to a Written agreement between the Insured and the service provider, which specifically addresses the housing and maintenance of the Computer or system of Computers.

•

Network means any computer communication systems, including any automated interbank communication system and the internet, that allows the direct input, without any Employee intervention, of Data or Computer Programs from a Computer to the Insured’s Computer.

•	Payment Order means an instruction of a Customer to the Insured to pay, or to cause another financial institution to pay, a fixed or determinable amount of Money or Securities to a another person.

•	Pre-Determined Telephone Number means a telephone number that:

1.	was provided by the Vendor or Employee, when the Written agreement or other arrangement was first established with the Insured;

2.

replaced a telephone number previously provided by the Vendor or Employee, provided that confirmation of the legitimacy of the replacement telephone number was achieved through a commercially reasonable out of band verification procedure.

•

Security Procedure means a procedure established by Written agreement of the Insured and its Customer for the purpose of verifying the authenticity or accuracy of a Payment Order received by the Insured. A Security Procedure may require the use of algorithms or other codes, identifying words or numbers, encryption, callback procedures, or similar security devices.

Form No: CNA92544XXC (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 4 of 11		Bond Page: 4 of 53
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

•	Social Engineering Fraud means the intentional misleading of an Employee through the use of a Communication.

•

Transactional Counterparty means any person or entity with whom the Insured has entered into a prior Written agreement pursuant to which such person or entity is authorized to instruct the Insured to make payments or transfer Funds.

•	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

1.	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2.	of a type commonly dealt in on securities exchanges or markets; and

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests, or obligations.

•	Vendor means a person or entity that has provided goods or services to the Insured under a genuine, pre-existing:

1.	Written agreement; or

2.	other arrangement.

Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian or similar entity.

C.	The following definitions are amended as follows:

1.	The definition of Employee is deleted and replaced with the following:

Employee means:

1.	a duly elected or appointed director, trustee, governor, officer, in-house general counsel, in-house chief compliance officer, Manager, Partner, or principal of the Insured;

2.

a natural person, other than a natural person in 1. above, while in the regular service of the Insured at any of the Insured’s premises and compensated directly by the Insured through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the Insured has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service;

3.	a guest student pursuing studies or performing duties in any of the Insured’s premises;

4.	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

5.	a natural person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s premises;

6.	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

7.	an employee of a fund administrator for the Insured, or sub-advisor to the Insured; or

8.	any partner, officer or employee of a partnership or corporation authorized by Written agreement with the Insured to perform services for the Insured.

9.	a natural person who resigns, retires or is terminated from the service of the Insured during the Bond Period, provided that this solely applies:

Form No: CNA92544XXC (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 5 of 11		Bond Page: 5 of 53
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

(i)	for a period of ninety (90) days immediately following the resignation, retirement or termination of such natural person, and

(ii)

only if such resignation, retirement or termination has not arisen from or was not in connection with the discovery of the Insured of any actual dishonest, fraudulent or criminal act(s) of such natural person;

Each employer of persons as set forth in 4., and 5., above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of the definition of Single Loss and in the event of payment under this bond, the Underwriter shall be subrogated to the Insured’s rights of recovery, as stated in Section 7. Assignment – Subrogation – Recovery - Cooperation of the Conditions and Limitations against any such employer.

Agents, custodians, prime brokers, transfer agents, real estate or construction managers or other representatives of the same general character shall not be considered Employees.

2.	The definition of Partner is deleted and replaced with the following: Partner means any:

1.	general partner, managing general partner, venture partner, administrative general partner of the Insured; or

2.	limited partner who is also employed by the Insured.

3.	The definition of Property is deleted and replaced with the following:

Property means Money, revenue and other stamps, Securities, including any note, stock, treasury stock, bond, debenture, Evidence of Debt, Certificate of Deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, Certificate of Deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, or any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing, bills of exchange, Acceptances, checks, Withdrawal Orders, money orders, travelers’ checks or Letters of Credit, bills of lading, abstracts of title, insurance policies, deeds or mortgages on real estate and/or upon chattels and interests therein, assignments of such policies, deeds or mortgages, other valuable papers, including books of accounts and other records used by the Insured in the conduct of its business (but excluding all electronic data processing records), all other instruments similar to or in the nature of the foregoing, and precious metals in any form, which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

D.	The following new definitions are added:

•	Fund means:

1.	any Private Fund; and

2.	any Registered Fund.

Manager means, solely with respect to a limited liability company, such entity’s manager, managing member, management committee member or member of the board of managers.

•	Management Control means:

1.

owning or controlling interests of an entity representing more than fifty percent (50%) of the right to control or manage such entity as evidenced by the present power to elect, designate or appoint the majority of the board of directors, management committee members, management board members, general partners, or managing partners of such entity, or

Form No: CNA92544XXC (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 6 of 11		Bond Page: 6 of 53
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

2.

with respect to an entity having the present right, pursuant to a written contract or an Organizational Document, to elect, designate or appoint the majority of the board of directors, management committee members, management board members, general partners, or managing partners of such entity.

•

Organizational Document means the articles of incorporation or association, certificate of incorporation, charter, by-laws, offering memorandum, limited liability company agreement, partnership agreement, operating agreement, subscription agreement, advisory or management agreement, separate indemnification agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, organization, or governance of an Insured, including any amendments thereto.

•	Portfolio Company means any entity in which a Private Fund owns or controls (or previously owned or controlled) outstanding debt or equity securities of such entity.

•	Private Fund means any:

1.	investment company:

(a)	created or sponsored by an Insured as of the effective date of this bond;

(b)

that has been terminated, merged, sold, or dissolved, including any series or portfolios of such investment company, but only for loss that occurred while such Private Fund was owned or managed by the Insured;

2.

affiliated parallel funds, master funds, feeder funds, blocker funds, special purpose entities, limited purpose entities, investment holding companies, or other entities created for the purpose of holding investments in the name or right of an investment company that is described in 1(a) or 1(b) above; or

3.	entity general partner or entity managing general partner of a partnership, or entity managing member of a limited liability company, of an investment company that is described in 1(a) or 1(b) above.

•	Registered Fund means any:

1.	investment company registered under the Investment Company Act of 1940:

(a)	as of the effective date of this bond; or

(b)

that has been terminated, merged, sold, or dissolved, including any series of portfolios of such investment company, but only for loss that occurred while such Registered Fund was sponsored or managed by the Insured; or

2.	series of portfolios of any investment company described in 1(a) above.

•	Securities means:

1.	a Certificated Security; or

2.	an Uncertificated Security.

•	Subsidiary means an entity, in which the Insured has Management Control directly or indirectly through one or more other Subsidiaries:

1.	on or before the effective date of this bond; or

2.

after the effective date of this bond by reason of being created or acquired by the Insured after such date, subject to General Agreements B. Additional Offices or Employees – Consolidation, Merger, or Purchase of Assets – Notice.

Form No: CNA92544XXC (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 7 of 11		Bond Page: 7 of 53
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

Subsidiary does not include any Fund or Portfolio Company.

IV.	For purposes of the coverage provided by this bond, Insured includes:

1.	the entity or organization listed under Named Insured on Item 1. of the Declarations; and

2.	any Subsidiary; and

3.	any Registered Fund; and

4.	any Private Fund.

V.	Section 2. Exclusions of the Conditions and Limitations is amended as follows:

A.	Solely with respect to the coverage provided by the Cyber Crime Coverage Insuring Agreement and the Social Engineering Fraud Insuring Agreement, the following new exclusions are added:

This bond does not cover:

1.

loss resulting directly or indirectly from the Insured’s Employee having initiated, authorized or taken action to assist the transfer of Money or Securities in reliance on the validity of a Payment Order received via the Insured’s on-line banking system, telefacsimile device, telephone or electronic mail, unless covered under the Fraudulent Transfer Instructions – Funds Transfer Fraud Insuring Agreement or the Social Engineering Fraud Insuring Agreement;

2.

loss resulting directly or indirectly from the Insured’s assumption of liability under any oral or written contract, unless such liability would otherwise be covered by this bond and would be imposed on the Insured in the absence of such contract;

3.	the cost of duplication of Data or Computer Programs except when covered under the Data or Computer Programs – Destruction or Theft Insuring Agreement;

4.

loss resulting directly or indirectly from Negotiable Instruments, Securities, documents or other Written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Data or manually keyed into a data terminal;

5.

loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs in the Insured’s Computer unless covered under the Computer to Computer Systems – Fraud Misappropriated Access Credentials Insuring Agreement or the Computer to Computer Systems Fraud-Hacker or Interloper or Virus Insuring Agreement;

6.	loss resulting directly or indirectly from:

a.	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects the Insured’s Computer, or

b.	failure or breakdown of electronic data processing media, or

c.	error or omission in programming or processing;

unless (a), (b) and (c) is caused by the unauthorized entry of Data or Computer Programs into the Insureds Computer System through a Network by a hacker, interloper or virus and covered under the Insuring Agreements entitled COMPUTER TO COMPUTER SYSTEMS FRAUD–MISAPPROPRIATED ACCESS CREDENTIALS or COMPUTER TO COMPUTER SYSTEMS FRAUD–HACKER OR INTERLOPER OR VIRUS ;

7.

loss resulting directly or indirectly from the input of Data into a Computer either on the premises of a Customer of the Insured or under the control of such Customer by a person who had authorized access to the Customer’s Access Credentials or Computer;

Form No: CNA92544XXC (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 8 of 11		Bond Page: 8 of 53
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

8.	loss resulting directly or indirectly from the payment of a ransom demand resulting from the unauthorized access to the Insured’s Computer

B.	Solely with respect to the coverage provided by the Social Engineering Fraud Insuring Agreement the following new exclusions are added:

This bond does not cover:

•	loss resulting directly or indirectly from any investment in securities, or ownership in any corporation, partnership, real property, or similar instrument, whether or not such investment is genuine;

•	loss resulting directly or indirectly from any gambling, game of chance, lottery or similar game;

•	loss of or damage to Money or Securities while in the mail or in the custody of any carrier for hire, including but not limited to any armored motor vehicle company;

•	loss resulting directly or indirectly from any person or entity’s use of or acceptance of any credit, debit or charge card or similar card or instrument, whether or not genuine;

•	loss resulting directly or indirectly from the failure, malfunction, illegitimacy, inappropriateness, or inadequacy of any product or service.

C.	Solely with respect to the coverage provided by the Fraudulent Transfer Instructions – Funds Transfer Fraud Insuring Agreement, the following new exclusion is added:

•

This bond does not cover loss resulting directly or indirectly from a fraudulent Payment Order if the sender of the Payment Order, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s Access Credentials.

D.	Solely with respect to the coverage provided by this Rider, Section 2, Exclusions is amended by deleting (aa) and replacing it with the following:

•

(aa) loss resulting directly or indirectly from the theft, disappearance, destruction, or disclosure of confidential information, including, but not limited to, trade secrets, personal customer information, customer lists, a customer’s personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the Insured or held by the Insured in any capacity including concurrently with another person; provided however, a loss otherwise covered under this Rider shall not be excluded by the fact that Access Credentials were used to gain access to the Insured’s Computer;

E.	The following new exclusions are added:

This bond does not cover:

•

loss resulting directly or indirectly from or in any way involving, in whole or in part, Social Engineering Fraud unless such loss is covered under Fidelity Insuring Agreement (A) and/or the Social Engineering Fraud Insuring Agreement. In the event a loss is covered under both the Social Engineering Fraud Insuring Agreement and the Fidelity Insuring Agreement (A), coverage will be afforded for such loss only under Fidelity Insuring Agreement (A);

VI.	General Agreements B. Additional Offices or Employees – Consolidation, Merger or Purchase of Assets – Notice, is deleted and replaced with the following:

Additional Offices or Employees – Consolidation, Merger or Purchase of Assets – Notice

1.

If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

Form No: CNA92544XXC (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 9 of 11		Bond Page: 9 of 53
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

2.

If during the Bond Period, the Insured forms a new Subsidiary or Fund or acquires Management Control of any entity or organization such that it becomes a Subsidiary or Fund, the Underwriter agrees to provide coverage under this bond, effective on the date the Insured forms such new Subsidiary or Fund or acquires Management Control of such new Subsidiary or Fund for the remainder of the Bond Period, with no additional premium, provided the entity meets all of the following conditions:

a.	its assets under management or advisement shall not exceed twenty five percent (25%) of the assets under management or advisement of the Insured at the time of the acquisition of Management Control;

b.	it has not had any bond claim or loss for the three (3) years prior to the date of acquisition; and

c.	it is not the subject of any disciplinary action or proceeding by Federal, state, or local, officials, or foreign equivalent positions, as of the date of acquisition.

3.

If during the Bond Period, the Insured forms a new Subsidiary or Fund or acquires Management Control of any entity or other organization such that it becomes a Subsidiary or Fund and such Subsidiary or Fund does not meet all of the conditions listed in paragraph 2. above, or the Insured otherwise merges or consolidates with another entity such that the Insured is the surviving entity, then such Subsidiary, Fund or merged or consolidated entity shall be an Insured under this bond for only sixty (60) days from the effective date of the formation, acquisition, merger or consolidation unless the Insured has:

a.	given the Underwriter Written notice of the formation, acquisition, merger or consolidation prior to the proposed effective date of such action; and

b.	obtained the Written consent of the Underwriter to extend some or all of the coverage provided by this bond to such additional exposure; and

c.	after obtaining such consent, paid the Underwriter additional premium if required by the Underwriter.

Coverage for any entity described herein and for any of its employees shall be subject to such additional or different terms, conditions and limitations of coverage as the Underwriter may require.

If the Insured fails to give such notice as required herein or fails to pay the required additional premium, then coverage for such new Subsidiary, Fund or merged or consolidated entity and any employees thereof shall terminate with respect to any bond claim or loss made more than sixty (60) days after the effective date of such creation, acquisition, merger or consolidation.

VII.	Solely with respect to the coverage provided by this Rider, the Section 4. Limit of Liability of the Conditions and Limitations, is amended to add the following:

Provided always, the Single Loss Limit of Liability for the Insuring Agreements listed on the Schedule of Coverage is a sublimit of liability that is part of, and not in addition to, the Aggregate Limit of Liability set forth in Item 3. of the Declarations. In no way shall these sublimits serve to increase the Underwriter’s Aggregate Limit of Liability under this bond.

VIII.	Solely with respect to the coverage provided by this Rider, Section 10. Other Insurance or Indemnity of the Conditions and Limitations is amended to add the following:

Notwithstanding anything in the bond or this Rider to the contrary, in the event a loss is covered under this Rider and any other policy, the coverage provided by this Rider shall apply on a primary basis to such other policy.

Form No: CNA92544XXC (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 10 of 11		Bond Page: 10 of 53
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA92544XXC (12-2023)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 11 of 11		Bond Page: 11 of 53
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, paragraph (a) set forth in Section 5, Notice/Proof-Legal Proceedings Against Underwriter of the Conditions and Limitations is deleted and replaced with the following:

Section 5.

(a)

At the earliest practicable moment, not to exceed sixty (60) days, after discovery of loss, by the Chief Executive Officer, Chief Financial Officer, or General Counsel (or equivalent position) of the Insured, the Insured shall give the Underwriter notice thereof.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA92599XX (06-2022)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 44 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

In consideration of the premium, Section 2, Exclusions set forth in the Conditions and Limitations is amended to add the following exclusion:

This bond does not cover:

•

loss resulting directly or indirectly from the theft, destruction, disappearance, misplacement, or change in value of any virtual or digital currency in which cryptography or other encryption security techniques are used to regulate the generation of units of currency and/or verify the transfer of funds, operating independently of a central bank, including when such virtual or digital currency cannot be retrieved or accessed for any reason;

•

loss resulting directly or indirectly from the theft, destruction, disappearance, misplacement, or change in value of non-fungible tokens (“NFT”). An NFT means a unique identifier that is recorded in a blockchain or other digital ledger technology to certify the authenticity and/or ownership of a unique asset that cannot be traded, divided, or exchanged at equivalency.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA94655XX (06-2022)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 45 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to/deducts from the list of Insured under the attached

SLR Capital Partners, LLC (fka Solar Capital Partners, LLC)

SLR Capital Management, LLC (fka Solar Capital Management, LLC)

SLR Investment Corp. (fka Solar Capital Ltd.)

SLR Senior Investment Corp. (fka Solar Senior Capital Ltd.)

SCP Private Credit Income BDC, LLC

SLR HC BDC LLC

SLR Private Credit BDC II LLC

2.	This rider is effective as of 12:01 a.m. on 03/01/2025.

ADDING OR DEDUCTING INSUREDS RIDER

FOR USE WITH ALL FORMS OF BONDS CONTAINING

A JOINT INSURED CLAUSE OR RIDER, TO ADD OR

DEDUCT JOINT INSUREDS.

REVISED TO JANUARY, 2008

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: SR5019B (01-2008)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 46 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 6052506013

in favor of SLR Capital Partners, LLC (f/k/a Solar Capital Partners, LLC

It is agreed that:

1.

The Underwriter will mark its records to indicate that the Department of Member Firms of the New York Stock Exchange is to be notified promptly concerning substantial modification of the attached bond, or the cancelation of the attached bond as an entirety as provided under parts (a) and (b) of the Termination or Cancelation Condition, or as to any Employee, Partner or Member covered thereunder, whether such modification or cancelation be effected by notice from the Insured or the Underwriter. The Underwriter will use its best efforts to so notify said Department but failure to so notify said Department shall not impair or delay the effectiveness of any such modification or cancelation.

2.	This rider shall become effective when the bond becomes effective.

CANCELATION RIDER

FOR USE WITH FINANCIAL INSTITUTION

BOND, STANDARD FORM NO. 14, WHEN

ISSUED TO MEMBER FIRMS OF THE

NEW YORK STOCK EXCHANGE, TO

PROVIDE FOR NOTICE OF SUBSTANTIAL

MODIFICATION OR CANCELATION TO

SUCH EXCHANGE.

REVISED TO MAY, 2011

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: SR5769DC (05-2011)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 47 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 6052506013

in favor of SLR Capital Partners, LLC (f/k/a Solar Capital Partners, LLC

It is agreed that:

1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE
DEPOSITORY	LOCATION COVERED
Any depositories used by the insured	NA

2.

Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.

The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder. the Insured will assign the rights and causes of act on to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.

If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.	This rider shall become effective as of 12:01 a.m. on 03/01/2025 standard time.

CENTRAL HANDLING OF SECURITIES

FOR USE WITH FINANCIAL INSTITUTION BONDS,

STANDARD FORMS NOS. 14, 24 AND 25 TO

SCHEDULE THE PREMISES OF DEPOSITORIES.

REVISED TO OCTOBER, 1987.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: SR5967E (10-1987)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 1		Bond Page: 48 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

To be attached to and form part of Financial Institution Bond or Computer Crime Policy for Financial Institutions, No. N/A

in favor of SLR Capital Partners, LLC (f/k/a Solar Capital Partners, LLC

It is agreed that:

1.	Part (a) of the section entitled “Termination or Cancelation” of this bond/policy is deleted and cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.

If this bond/policy has been in effect for 60 days or less, the underwriter/company may cancel this bond/policy by mailing or delivering to the first named Insured written notice of cancelation at least:

(1)	20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph (2) below.

(2)	15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons:

(i)	Nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due;

(ii)	Conviction of a crime arising out of acts increasing the hazard insured against;

(iii)	Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;

(iv)

After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of a bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;

(v)

Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(vi)

Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

(vii)	A determination by the Superintendent that the continuation of the bond/policy would violate, or would place us in violation of, any provision of the Insurance Code; or

(viii)

Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department.

Form No: SR6180D (01-2009)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 3		Bond Page: 49 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

b.

If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of a bond/policy the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph 2. above, provided the underwriter/ company mails the first named Insured written notice at least 15 days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due.

c.	The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker.

d.

If this bond/policy is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund.

e.

If one of the reasons for cancelation in paragraph a.(2) exists, the underwriter/company may cancel this entire bond/policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2.	Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.	If the underwriter/company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.

b.

If the underwriter/company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.

c.

If the underwriter/company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.

d.

Notice will be mailed or delivered to the first named Insured at the address shown in the bond/ policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

e.

Notice will include the availability of loss information and the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

(f)	If the underwriter/company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1)

prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of the current rates or the prior period’s rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

Form No: SR6180D (01-2009)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 2 of 3		Bond Page: 50 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

(2)

on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period’s rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.

g.

The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond/policy has been replaced or is no longer desired.

NEW YORK STATUTORY RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION

BONDS, STANDARD FORMS NOS. 14, 15,

24 AND 25, AND EXCESS BANK EMPLOYEE

DISHONESTY BOND, STANDARD FORM NO. 28,

AND COMPUTER CRIME POLICY FOR FINANCIAL

INSTITUTIONS TO COMPLY WITH STATUTORY

REQUIREMENTS.

REVISED TO JULY, 2009

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: SR6180D (01-2009)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 3 of 3		Bond Page: 50 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

To be attached to and form part of Financial Institution Bond Standard Form No. 14 No. 6052506013

in favor of SLR Capital Partners, LLC (f/k/a Solar Capital Partners, LLC

It is agreed that:

1.	Exclusion (cc) is deleted in its entirety and replaced with the following:

(cc)

loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply:

(1)

to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained; or

(2)

to loss caused by an Employee of an Insured that is located in New York who was convicted of a fraudulent or dishonest act prior to becoming employed by the Insured and the Insured made a determination to hire or retain such Employee utilizing the factors set out in Correction Law Article 23-A.

2.	The third paragraph of the Termination or Cancelation Condition is deleted in its entirety and replaced with the following:

This bond terminates as to any Employee, (a) as soon as any Insured, or any director or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person. Provided, however, this paragraph does not apply as to an Employee of an Insured that is located in New York if: (a) The dishonest act was committed by that Employee prior to becoming employed by the Insured, (b) the dishonest act resulted in a conviction; and (c) the Insured made a determination to hire or retain the Employee utilizing the factors set out in Correction Law Article 23-A.

3.	This Rider does not apply to an Employees or loss caused by such Employee for whom there is a bar to employment established by law and the Insured has hired the Employee despite the bar.

NEW YORK STATUTORY RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND,

STANDARD FORMS NO. 14, TO COMPLY WITH

STATUTORY REQUIREMENTS.

ADOPTED JULY 2017

Form No: SR6332 (07-2017)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 1 of 2		Bond Page: 52 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Rider

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: SR6332 (07-2017)		Bond No: 6052506013
Rider Effective Date:	Rider Expiration Date:	Bond Effective Date: 03/01/2025
Rider No: ; Page: 2 of 2		Bond Page: 53 of 54
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606

© Copyright CNA All Rights Reserved.

FI Bond Form No. 14 Policyholder Notice

NEW YORK FREE TRADE ZONE DISCLOSURE NOTICE

If the risk is classified as a Class 1 or Class 2, the following Notice applies:

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING

REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND

RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

If the risk is classified as a Class 3, the following Notice applies:

NOTICE: THESE POLICY FORMS ARE NOT SUBJECT TO THE APPROVAL REQUIREMENTS

AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW

YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST

MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Class Code: 2	Class 2 Classification Code: 14076

Form No: CNA72342NYFTZ (01-2013)	Bond No: 6052506013
Policyholder Notice; Page: 1 of 1	Bond Effective Date: 03/01/2025
Underwriting Company: Continental Casualty Company, 151 N Franklin St, Chicago, IL 60606 Bond Page: 54 of 54

© Copyright CNA All Rights Reserved.

EXHIBIT B

CERTIFICATE OF THE SECRETARY

The undersigned, Guy Talarico, Chief Compliance Officer and Secretary of SCP Private Credit Income BDC LLC, a Delaware limited liability company (the “Company”), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Chief Compliance Officer and Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period March 1, 2025 to March 1, 2026.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 4th day of March, 2025.

/s/ Guy Talarico
Guy Talarico
Chief Compliance Officer and Secretary

Approval of Annual Fidelity Bond Renewal

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder, require each business development company (“BDC”), such as SCP Private Credit Income BDC LLC (the “Company”) to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the BDC against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds in a joint insured bond, as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of directors who are not “interested persons” of the BDC, as such term is defined under the 1940 Act (the “Non- Interested Directors”), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1, which are described in the accompanying memorandum provided herewith; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the U.S. Securities and Exchange Commission (the “Commission”) and give certain notices to each member of the Company’s Board of Directors (the “Board”) in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, the Board, including all of the Non-Interested Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including the Non- Interested Directors;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which the Company’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including the Non-Interested Directors, the Board, including all of the Non-Interested Directors, determine that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Continental Casualty Company to the Company, SLR Investment Corp., SLR Private Credit BDC II LLC and SLR HC BDC LLC in the amount of $5,000,000 (the “Joint Fidelity Bond”) be, and hereby are approved; and

FURTHER RESOLVED, that the Board, including all of the Non-Interested Directors, have determined the portion of the premium to be paid by the Company be, and it hereby is, approved, taking all relevant factors into consideration including, but not limited to, the number of the other insured parties named as insureds, the nature of business activities of the other insured parties, the amount of the Joint Fidelity Bond and the amount of the premium for such Joint Fidelity Bond, the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay had such joint insured bond not been obtained; and

FURTHER RESOLVED, that the Authorized Officers of the Company be, and each of them hereby is, authorized and directed to cause the Company to pay its ratable allocation of the annual premium payable with respect to the Joint Fidelity Bond and to enter into and execute, on behalf of the Company, an agreement reflecting the provisions of the Joint Fidelity Bond and relating to the division of proceeds in the event of a joint fidelity loss, as required by Rule 17g-1(f) (the “Joint Insured Bond Allocation Agreement”); and

FURTHER RESOLVED, that the terms and conditions of the Joint Insured Bond Allocation Agreement, in substantially the form provided herewith, be, and hereby are, approved and adopted in all respects, with such amendments thereto as an Authorized Officer may approve, and with approval of such further amendments evidenced by their inclusion in the Joint Insured Bond Allocation Agreement; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized to make filings with the Commission, in consultation with counsel to the Company, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and

FURTHER RESOLVED, that the Company’s Authorized Officers be, and each of them hereby is, authorized and directed to amend the Joint Fidelity Bond, in consultation with counsel to the Company, and to execute such other documents as he or she may deem necessary or appropriate to effect the intent of this resolution; and

FURTHER RESOLVED, that each of the Authorized Officers is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Co-Chief Executive Officers, the President, the Chief Operating Officer, the Chief Financial Officer, and the Chief Compliance Officer and Secretary of the Company (the “Authorized Officers”).

EXHIBIT C

AGREEMENT REGARDING THE ALLOCATION OF

FIDELITY BOND RECOVERIES

THIS AGREEMENT is made as of March 4, 2025 by and among SLR Investment Corp., SCP Private Credit Income BDC LLC, SLR Private Credit BDC II LLC and SLR HC BDC LLC (each, an “Insured,” and, together, the “Insureds”), each acting on behalf of itself.

WHEREAS, each Insured is a closed-end management investment company which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, each of the Insureds is named as an insured party under a joint fidelity bond (the “Bond”); and

WHEREAS, the Insureds desire to confirm the criteria by which recoveries under the Bond shall be allocated between the Insureds;

NOW, THEREFORE, it is agreed as follows:

1.

In the event that recovery is received under the Bond as a result of a loss sustained by more than one Insured, the following rules shall apply for determining the priorities for satisfaction of such claims under the Bond:

a.

First, each Insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act; and

b.

Second, the remaining amount of recovery, if any, shall then be applied to each claim of each Insured in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Insured.

2.

The obligations of an Insured under this Agreement are not binding upon any of the board members of an Insured or Insured shareholders individually, but are binding only with respect to the assets of that Insured.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their respective officers thereunto duly authorized.

SLR INVESTMENT CORP.

By:	/s/ Shiraz Y. Kajee
Name:	Shiraz Y. Kajee
Title:	Chief Financial Officer and Treasurer

SLR PRIVATE CREDIT BDC II LLC

By:	/s/ Shiraz Y. Kajee
Name:	Shiraz Y. Kajee
Title:	Chief Financial Officer and Treasurer

SCP PRIVATE CREDIT INCOME BDC LLC

By:	/s/ Shiraz Y. Kajee
Name:	Shiraz Y. Kajee
Title:	Chief Financial Officer and Treasurer

SLR HC BDC LLC

By:	/s/ Shiraz Y. Kajee
Name:	Shiraz Y. Kajee
Title:	Chief Financial Officer and Treasurer

EXHIBIT D

I have examined the Fidelity Bond limit requirements, as prescribed in Rule 17g-1, for the parties insured under Continental Casualty Company Bond No. 652506013. This limits analysis is based upon the total asset value of each registrant as stated in the relevant renewal application.

The results of the analysis are as follows:

Registrant	Asset value	Required Limit
SLR Investment Corp.	$2,449,417,000	$1,700,000
SCP Private Credit Income BDC LLC	$359,383,000	$750,000
SLR Private Credit BDC II LLC	$39,849,000	$350,000
SLR HC BDC LLC	$73,594,000	$400,000

	Total Limit:	$3,200,000

As you are aware, the limit under the current bond is $5,000,000. Therefore, according to these calculations, the bond amount is sufficient to meet the requirements of Rule 17g-1.

Sincerely,

/s/ Shiraz Y. Kajee
Shiraz Y. Kajee
Chief Financial Officer and Treasurer